UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: December 2018

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Transaction in Own Shares, dated 07 December 2018

The following amendments have been made to the 'Transaction in Own Shares' announcement released on 07/12/18

The PDF link has been updated to direct to the appropriate document.

All other details remain unchanged.

Micro Focus International plc
7 December 2018

Transaction in own shares

Micro Focus International plc (the "Company") announces that on 6 December 2018 it purchased for Treasury the following number of its ordinary shares of 10 pence each pursuant to its $400 million extended share buyback programme, details of which were announced on 6 November 2018.

Description of shares: Micro Focus International plc - ordinary shares of 10 pence

Number of shares repurchased: 172,021

Date of transaction: 6 December 2018

Time of transaction: 08.00 - 16.29

Volume weighted average price paid per share: 1489.29 pence

Lowest price paid per share: 1,473.00 pence

Highest price paid per share: 1,516.50 pence

Broker: Citigroup Global Markets Limited ("Citi")

Of the ordinary shares purchased by the Company, 26,000 ordinary shares were purchased through Citi acquiring ADRs representing ordinary shares of the Company on the New York Stock Exchange, cancelling the ADRs in return for the underlying ordinary shares and selling the underlying ordinary shares to the Company.

Aggregated information on shares purchased according to trading venues:

Venue	Volume weighted Average Price (GBp)	Aggregated Volume
XLON	14.8955	97,795
CHIX	14.8896	73,314
BATE	14.8778	912

Following the purchase of these shares, the remaining number of ordinary shares in issue will be 422,743,047 (excluding Treasury shares), and the Company will hold 14,107,104 ordinary shares in Treasury.

The figure of 422,743,047 may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the Disclosure and Transparency Rules.

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation), detailed information about the individual purchases is attached to this announcement.
http://www.rns-pdf.londonstockexchange.com/rns/8433J_1-2018-12-7.pdf

For further information, please contact:

Micro Focus International plc

Tim Brill, IR Director                                                                                         Tel: +44 (0) 1635 32646

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 07 December 2018

Micro Focus International plc

By:	/s/ Chris Kennedy
Name:	Chris Kennedy
Title:	Chief Financial Officer